Exhibit 1.1

PRESS RELEASE

Magic Delivers Record-Breaking Revenues of $65 Million for the Second Quarter with 38% Year over Year Growth and Raises Guidance on Continued Business Momentum

Operating income for the second quarter increased 19% year over year to $6.3 million; Non-GAAP operating income increased 37% year over year to a record-breaking $9.0 million

Or Yehuda, Israel, August 9, 2017 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, announced today its financial results for the six months and second quarter ended June 30, 2017.

Financial Highlights for the Second Quarter Ended June 30, 2017

•	Revenues for the second quarter increased 38% to $65.5 million compared to $47.4 million in the same period last year.

•	Operating income for the second quarter increased 19% to $6.3 million compared to $5.3 million in the same period last year. Non-GAAP operating income for the second quarter increased 37% to $9.0 million compared to $6.5 million in the same period last year.

•	Net income attributable to Magic's shareholders for the second quarter decreased 12% to $3.6 million, or $0.08 per fully diluted share, compared to $4.1 million, or $0.09 per fully diluted share in the same period last year. Non-GAAP net income attributable to Magic's shareholders for the second quarter increased 11% to $5.7 million, or $0.13 per fully diluted share, compared to $5.2 million, or $0.12 per fully diluted share, in the same period last year.

Financial Highlights for the Six-Month Period Ended June 30, 2017

•	Revenues for the first half of 2017 increased 37% to $126.2 million compared to $92.0 million in the same period last year.

•	Operating income for the first half increased 20% to $12.7 million compared to $10.6 million in the same period last year. Non-GAAP operating income for the first half of 2017 increased 31% to $17.4 million compared to $13.2 million in the same period last year.

•	Net income attributable to Magic's shareholders for the first half remained constant at $7.8 million, or $0.18 per fully diluted share, compared to $7.8 million, or $0.17 per fully diluted share in the same period last year. Non-GAAP net income attributable to Magic's shareholders for the first half increased 15% to $11.5 million, or $0.26 per fully diluted share, compared to $10.0 million, or $0.23 per fully diluted share, in the same period last year.

•	Cash flow from operating activities for the first half of 2017 amounted to $15.1 million compared to $15.6 million in the same period last year.

•	As of June 30, 2017, our net cash, cash equivalents, short-term bank deposits and available-for-sale marketable securities, offset by financial liabilities, amounted to $56.9 million.

•	Magic is raising its guidance for the 2017 fiscal year revenues to between $245 million and $255 million on a constant currency basis, up from prior guidance of $225 to $230 million, reflecting a revised annual growth rate of 22%-26%.

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said:

“We are pleased to report another quarter with double-digit growth driven by a mix of organic growth and M&A, which is evidence that our continued efforts to create consistent growth and increased profits are paying off.”

“Our strong implementation expertise combined with our product technology enables us to expand our knowledge and successfully deliver complex solutions to our long-term customers.”

Conference Call Details

Magic’s management will host a conference call today, August 9, at 10:00 am Eastern Daylight Time (7:00 am Pacific Daylight Time, 17:00 Israel Daylight Time) to review and discuss Magic’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-281-1167

UK: 0-800-917-9141

ISRAEL: 03-918-0644

ALL OTHERS: +972-3-918-0644

For those unable to join the live call, a replay of the call will be available for at least three months, under the Investor Relations section of Magic’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributed to Magic’s shareholders and Non-GAAP basic and diluted earnings per share.

Magic believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic's financial condition and results of operations. Magic's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Magic urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

•	Amortization of purchased intangible assets and other related costs;

•	In-process research and development capitalization and amortization;

•	Equity-based compensation expenses;

•	The related tax, non-controlling interests and redeemable non-controlling interests effects of the above items;

•	Increase in valuation of contingent consideration related to acquisitions;

•	Increase in value of put options of redeemable non-controlling interests.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2016 and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Einav Greenboim, IR Representative

Magic Software Enterprises

einavg@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	Unaudited		Unaudited
Revenues	$65,479	$47,362	$126,240	$92,030
Cost of Revenues	44,718	31,150	85,779	60,378
Gross profit	20,761	16,212	40,461	31,652
Research and development, net	1,907	1,212	3,523	2,475
Selling, marketing and general and
administrative expenses	12,514	9,677	24,259	18,593
Total operating costs and expenses	14,421	10,889	27,782	21,068
Operating income	6,340	5,323	12,679	10,584
Financial income (expenses), net	(595)	156	(822)	237
Income before taxes on income	5,745	5,479	11,857	10,821
Taxes on income	1,584	987	2,834	2,256
Net income	$4,161	$4,492	$9,023	$8,565
Net income attributable to redeemable non-controlling interests	(414)	(322)	(872)	(637)
Net income attributable to non-controlling interests	(163)	(82)	(304)	(152)
Net income attributable to Magic's shareholders	$3,584	$4,088	$7,847	$7,776

Net earnings per share
Basic	$0.08	$0.09	$0.18	$0.17
Diluted	$0.08	$0.09	$0.18	$0.17

Weighted average number of shares used in
computing net earnings per share

Basic	44,432	44,344	44,410	44,341
		.
Diluted	44,593	44,511	44,576	44,502

 Summary of Non-GAAP Financial Information

 U.S. Dollars in thousands (except per share amounts)

	Three months ended				Six months ended
	June 30,				June 30,
	2017		2016		2017		2016
	Unaudited		Unaudited		Unaudited		Unaudited

Revenues	$65,479	100%	$47,362	100%	$126,240	100%	$92,030	100%
Gross profit	22,250	34.0%	17,479	36.9%	43,635	34.6%	34,158	37.1%
Operating income	8,978	13.7%	6,536	13.8%	17,359	13.8%	13,206	14.3%
Net income attributable to
Magic's shareholders	5,749	8.8%	5,178	10.9%	11,478	9.1%	10,005	10.9%

Basic earnings per share	$0.13		$0.12		$0.26		$0.23
Diluted earnings per share	$0.13		$0.12		$0.26		$0.23

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	Unaudited		Unaudited

GAAP gross profit	$20,761	$16,212	$40,461	$31,652
Amortization of capitalized software and acquired technology	1,334	1,086	2,835	2,108
Amortization of other intangible assets	153	177	334	389
Stock-based compensation	2	4	5	9
Non-GAAP gross profit	$22,250	$17,479	$43,635	$34,158

GAAP operating income	$6,340	$5,323	$12,679	$10,584
Gross profit adjustments	1,489	1,267	3,174	2,506
Amortization of other intangible assets	1,584	1,101	3,178	2,225
Increase in valuation of contingent consideration related to acquisitions	444	-	444	-
Capitalization of software development	(890)	(1,179)	(2,140)	(2,208)
Stock-based compensation	11	24	24	99
Non-GAAP operating income	$8,978	$6,536	$17,359	$13,206

GAAP net income attributable to Magic's shareholders	$3,584	$4,088	$7,847	$7,776
Operating income adjustments	2,638	1,213	4,680	2,622
Amortization expenses attributed to redeemable non-controlling interests	(367)	(128)	(765)	(258)
Deferred taxes on the above items	(106)	5	(284)	(135)
Non-GAAP net income attributable to Magic's shareholders	$5,749	$5,178	$11,478	$10,005

Non-GAAP basic net earnings per share	$0.13	$0.12	$0.26	$0.23
Weighted average number of shares used in
computing basic net earnings per share	44,432	44,344	44,410	44,341

Non-GAAP diluted net earnings per share	$0.13	$0.12	$0.26	$0.23
Weighted average number of shares used in
computing diluted net earnings per share	44,595	44,514	44,578	44,504

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	June 30,	December 31,
	2017	2016
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$87,294	$75,314
Short-term bank deposits	-	2
Available-for-sale marketable securities	12,781	12,506
Trade receivables, net	74,183	62,047
Other accounts receivable and prepaid expenses	8,323	8,487
Total current assets	182,581	158,356

LONG-TERM RECEIVABLES:
Severance pay fund	2,864	2,568
Long-term deferred tax assets	3,893	3,548
Other long-term receivables	1,989	1,680
Total long-term receivables	8,746	7,796

PROPERTY AND EQUIPMENT, NET	3,479	3,065
IDENTIFIABLE INTANGIBLE ASSETS AND
GOODWILL, NET	149,773	147,182

TOTAL ASSETS	$344,579	$316,399

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$9,373	$5,645
Trade payables	8,631	8,393
Accrued expenses and other accounts payable	22,679	20,290
Liabilities due to acquisition activities	2,279	6,478
Deferred revenues	8,487	3,882
Total current liabilities	51,449	44,688

NON-CURRENT LIABILITIES:
Long-term debt	36,654	29,756
Long-term deferred tax liability	12,918	12,494
Liabilities due to acquisition activities	3,460	3,379
Accrued severance pay	3,827	3,443
Total non-current liabilities	56,859	49,072

REDEEMABLE NON-CONTROLLING INTERESTS	29,223	25,998

EQUITY:
Magic Software Enterprises equity	206,548	196,218
Non-controlling interests	500	423
Total equity	207,048	196,641

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$344,579	$316,399

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. Dollars in thousands

	For the Six months ended
	June 30,
	2017	2016
	Unaudited

Cash flows from operating activities:

Net income	$9,023	$8,565
Adjustments to reconcile net income from operations to
net cash provided by operating activities:
Depreciation and amortization	6,891	5,205
Stock-based compensation	30	108
Amortization of marketable securities premium and accretion of discount	134	120
Gains reclassified into earnings from marketable securities	(106)	-
Decrease (increase) in trade receivables, net	(8,557)	36
Increase in other long-term and short-term accounts	(1,376)	(1,987)
Increase (decrease) in trade payables	64	(127)
Change in value of loans and deposits, net	3,143	-
Increase (decrease) in accrued expenses and other accounts payable	1,495	(1,300)
Increase in deferred revenues	4,199	4,572
Change in deferred taxes, net	197	450
Net cash provided by operating activities	15,137	15,642

Cash flows from investing activities:

Capitalized software development costs	(2,140)	(2,208)
Purchase of property and equipment	(872)	(397)
Cash paid in conjunction with acquisitions, net of acquired cash	(3,808)	(4,436)
Proceeds from maturity of marketable securities	2,225	800
Investment in marketable securities	(2,589)	(1,623)
Proceeds from short-term bank deposits	-	5,404
Repayment of short-term loan to a related-party	1,183	-
Change in loans to employees and other deposits, net	-	(49)
Investment in short-term bank deposit	-	(5,802)
Net cash used in investing activities	(6,001)	(8,311)

Cash flows from financing activities:

Proceeds from exercise of options by employees	332	16
Dividend paid	(3,697)	(3,991)
Dividend paid to non-controlling interests in subsidiaries	(175)	(225)
Dividend paid to redeemable non-controlling interests in subsidiaries	(1,251)	-
Short-term credit, net	497	1,141
Purchase of non-controlling interest	-	(352)
Receipt of long-term loan from banks, net	6,235	-
Net cash provided by (used in) financing activities	1,941	(3,411)

Effect of exchange rate changes on cash and cash equivalents	903	(281)

Increase in cash and cash equivalents	11,980	3,639
Cash and cash equivalents at the beginning of the year	75,314	62,188
Cash and cash equivalents at the end of the period	$87,294	$65,827